REXAM

RECEIVED
2004 JUN 28 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

04035039

18 June 2004

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

pp Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

16 JUN 2004

Beverage cans back on German retailer NETTO's shelves

FILE 82-3

Rexam, global leader in consumer packaging and the world's No 1 beverage can maker, has helped develop a system that means that the German retail chain NETTO is to re-introduce beer in beverage cans to its stores.

The mandatory deposit on one-way beverage packaging will be handled in a so-called "island solution" which means that the system only pays out deposits on cans registered with NETTO and rejects cans on which no deposit has been paid at NETTO's stores.

The design of the can, which also features a special mark on the can end, easily allows consumers to differentiate cans sold at NETTO from other cans. It also makes it easy for the retail chain to operate the deposit system both manually and using reverse vending machines.

Commenting on the development, Tomas Sjölin, head of Rexam's beverage can operations in Europe & Asia, said: "Rexam is very pleased to be partnering NETTO in this project. Previously, plastic bottles were regarded as the only viable option for retailer island solutions because they could be individually shaped for the various stores. This latest development reflects our joint commitment to bring the can, the most cost effective beer packaging, back to the shelves and to give the German consumers freedom of choice when it comes to beverage packaging."

"The new design and marking system gives every German retailer the opportunity to create their own island solution for beverage cans, paving the way to regaining lost sales in the drinks and satisfying consumers' needs and expectations."

Enquiries +44(0)1582 408900

Rexam Beverage Can Europe & Asia:
Tomas Sjölin, Sector Director
Kirsten Rogers, Communications Manager

FILE 62 3

REXAM PRESS RELEASE

Rexam's acquisition of Latasa expected to receive unconditional regulatory clearance

Rexam, the global consumer packaging group and the world's No 1 beverage can maker, notes press coverage in Brazil stating that CADE, the Brazilian Anti-Trust Authority, has granted unconditional regulatory clearance for the acquisition of Latasa which was completed in November 2003. The official ruling, which is due in the coming days, is expected to confirm that no plant disposals or other undertakings are necessary.

The integration of the business, South America's leading beverage can manufacturer, continues to progress well and, as stated in Rexam's recent Trading Statement, the synergy potential is now greater than originally anticipated.

18 June 2004

Enquiries

Graham Chipchase, Finance Director +44(0) 207 227 4154
Andrew Mills, Group Communications Director +44(0) 207 227 4142

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com